UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 11

Nano Magic Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63010N 105
(CUSIP Number)

Ronald J. Berman
31601 Research Park Dr. Madison Heights MI 48071

844-273-6462
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Ronald J. Berman
(2) Check the appropriate box if a member of a group(see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	PF, OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	517,536 shares
(8) Shared voting power	10,462,545 shares
(9) Sole dispositive power	517,536 shares
(10) Shared dispositive power	10,462,545 shares
(11) Aggregate amount beneficially owned by each reporting person	11,663,992shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	68.4 % fully diluted
(14) Type of reporting person (see instructions)	IN

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Tom J. Berman
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	PF, OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	683,911 shares
(8) Shared voting power	10,462,545 shares
(9) Sole dispositive power	683,911 shares
(10) Shared dispositive power	10,462,545 shares
(11) Aggregate amount beneficially owned by each reporting person	11,663,992shares

(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	68.4 % fully diluted
(14) Type of reporting person (see instructions)	IN

Cusip No. 63010N 105	13D

(1) Names of reporting persons	PEN Comeback, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	3,349,467 shares
(8) Shared voting power	0
(9) Sole dispositive power	3,349,467 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	11,663,992shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	[X]
(13) Percent of class represented by amount in Row (11)	68.4 % fully diluted
(14) Type of reporting person (see instructions)	OO

Cusip No. 63010N 105	13D

(1) Names of reporting persons	PEN Comeback 2, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	2,842,670 shares
(8) Shared voting power	0
(9) Sole dispositive power	2,842,670 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	11,663,992shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	68.4 % fully diluted
(14) Type of reporting person (see instructions)	OO

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Magic Growth, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	1,961,496 shares
(8) Shared voting power	0
(9) Sole dispositive power	1,961,496 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	11,663,992shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	68.4 % fully diluted
(14) Type of reporting person (see instructions)	OO

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Magic Growth 2 LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	2,308,912 shares
(8) Shared voting power	0
(9) Sole dispositive power	2,308,912 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	11,663,992shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	68.4 % fully diluted
(14) Type of reporting person (see instructions)	OO

Item 1. Security and Issuer.

Common Stock of Nano Magic Inc.

31601 Research Park Drive, Madison Heights, MI 48071

Item 2. Identity and Background.

(a)	Ronald J. Berman	Tom J. Berman	PEN Comeback, LLC PEN Comeback 2, LLC Magic Growth, LLC Magic Growth 2 LLC

(b)	31601 Research Park Drive, Madison Heights, MI 48071	31601 Research Park Drive, Madison Heights, MI 48071	31601 Research Park Drive, Madison Heights, MI 48071

(c)	Solo practitioner of law at 800 Village Square Crossing, Palm Beach Gardens, FL 33410.	CEO and President of the issuer.	Investing in securities of the issuer.

(d)	None	None	None

(e)	No	No	No

(f)	USA	USA	Michigan, USA

Item 3. Source or Amount of Funds or Other Consideration.

Ronald J. Berman and Tom J. Berman have each been awarded compensatory options, and have used personal funds to acquire securities to the extent of their economic interest.

PEN Comeback, LLC and PEN Comeback 2, LLC received funds from other investors in addition to investment by Ronald J. Berman and Tom J. Berman. Magic Growth, LLC and Magic Growth 2 LLC received funds from other investors.

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Reporting Person	Total Beneficial Ownership	Percent fully diluted	Right to acquire (now or in 60 days)	Percent, fully diluted
Ronald J. Berman	10,980,081	64.4	6,196,409	36.4
Tom J. Berman	11,146,456	65.4	6,794,665	39.9
PEN Comeback, LLC	3,349,467	19.7%	2,074,101	12.2
PEN Comeback 2, LLC	2,842,670	16.7%	1,977,889	11.6
Magic Growth, LLC	1,961,496	11.5%	980,725	5.8
Magic Growth 2 LLC	2,308,912	13.5%	1,154,450	6.8
Group Total	11,663,993	68.4%	6,202,165	36.4

(b)

Reporting Person	Sole voting & dispositive power	Percent sole voting & dispositive power, fully diluted	Shared voting & dispositive power	Percent shared voting & dispositive power, fully diluted
Ronald J. Berman	517,536	3.0%	10,462,545	61.4
Tom J. Berman	683,911	4.0%	10,462,545	61.4
PEN Comeback, LLC	3,349,467	19.7%	0	0
PEN Comeback 2, LLC	2,842,670	16.7%	0	0
Magic Growth, LLC	1,961,496	11.5%	0	0
Magic Growth 2 LLC	2,308,912	13.5%	0	0

(c)	On or about November 10, 2021, PEN Comeback, LLC and PEN Comeback 2, LLC distributed shares of the issuer to their investors. Investors in those two entities have now received a return of invested capital and the 5% per annum preference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ronald J. Berman and Tom J. Berman are co-owners of PEN Comeback Management, LLC (“PCM”) that is the sole voting member of PEN Comeback, LLC, PEN Comeback 2, LLC, Magic Growth, LLC and Magic Growth 2 LLC (these four limited liability companies, the “Investors”). Ronald J. Berman and Tom J. Berman each have 50% of the vote in PCM, the voting member of the Investors.

In each of the Investors, PCM receives a 25% interest in future distributions after the non-voting members have received a return of their invested capital plus a 5% per annum member preference.

Ronald J. Berman, Tom J. Berman, and the Investors are parties to an amended joint filing agreement dated March 5, 2021.

Item 7. Material to Be Filed as Exhibits.

Amended Joint Filing Agreement (previously filed with Amendment No. 9 to Schedule 13D filed by the Reporting Persons on March 5, 2021).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronald J. Berman
Ronald J. Berman
November 15, 2021

/s/ Tom J. Berman
Tom J. Berman
November 15, 2021

PEN Comeback, LLC
By:	PEN Comeback Management, LLC

By:	/s/ Tom J. Berman
Manager
November 15, 2021

PEN Comeback 2, LLC
By:	PEN Comeback Management, LLC

By:	/s/ Tom J. Berman
Manager
November 15, 2021

Magic Growth, LLC
By:	PEN Comeback Management, LLC

By:	/s/ Tom J. Berman
Manager
November 15, 2021

Magic Growth 2 LLC
By:	PEN Comeback Management, LLC

By:	/s/ Tom J. Berman
Manager
November 15, 2021